Exhibit 99.(a)(2)(i)

Reef Global Energy VI, L.P.

1901 N. Central Expressway, Suite 300

Richardson, Texas  75080

(972) 437-6792

September 4, 2008

Dear Investor Partner:

                On August 21, 2008 MPF Senior Note Program II, LP, MPF Flagship Fund 13, LLC and MPF DeWaay Fund 7, LLC (collectively, the “Purchasers”) disclosed a Tender Offer Statement on Schedule TO an offer (the “Tender Offer”) to purchase up to 48 units of additional general partnership interest (“Additional General Partnership Interest”) and limited partnership interest (“Limited Partnership Interest”) of Reef Global Energy VI, L.P. (the “Partnership”), for a purchase price of $9,800 per unit, less certain distributions (the “Tender Offer Price”).  Please note that your participation in the Tender Offer is voluntary, and you are not required to respond to the Purchasers if you do not plan on accepting the terms of the Tender Offer.

                The Partnership has determined to remain neutral as to the Tender Offer and is expressing no opinion as to whether you should accept or reject the Tender Offer.  However, as noted below, Reef Oil & Gas Partners, L.P., in its capacity as a holder of units of Limited Partnership Interests, is rejecting the Tender Offer as it relates to the units held by it.  The Partnership believes that you should consider the following information in making your decision on whether or not to accept the Tender Offer:

1.               The Purchasers compare the Tender Offer Price to the distributions made by the Partnership during 2007.  The Purchasers do not discuss the fact that Partnership distributions for the first eight months of 2008 have increased by 40% over the distributions for the entire 2007 year due to two new wells coming on-line.  During the second quarter of 2008, completion operations were finished on the Rob L RA SUA CL&F #1 (“Gumbo II”) well located in Terrebonne Parish, Louisiana, and the well began production operations in May 2008. The operator of the Gumbo II well slowly increased production volumes to their current levels during the first 30-45 days of production. The Gumbo II well is currently producing approximately 14 million cubic feet of natural gas per day and 1,300 barrels of condensate (oil) per day. The Partnership owns an estimated 3.4% revenue interest in the well’s production, and expects the well to have a positive impact on overall revenues of the Partnership and contribute to increase Partnership distributions during 2008 and 2009.  In addition, the ST 278/279-L Unit #1 (“Dolphin B”) well in the Gulf of Mexico began production in January 2008, and the cash generated from production on the Dolphin B well is not reflected in the Partnership 2007’s distributions.

2.               In addition, the Purchasers cite their estimate of the Partnership’s liquidation value in support of their Tender Offer Price.  The Purchasers state that they have not performed an independent appraisal of the interests in the Partnership or the assets of the Partnership and that they are not qualified to appraise natural gas or oil reserves.  Furthermore, the Purchasers disclose that the liquidation value is based on the Partnership’s quarterly and annual reports covering the fiscal year of 2007.  The Purchasers’ liquidation value does not factor in the positive developments for the Partnership in 2008, including the completion of the Gumbo II well.  As a result, the liquidation value estimated by the Purchasers may be lower than the actual liquidation value for the Partnership.  However, the Partnership has not performed or prepared any independent appraisal or prepared for itself or received from any third party any fair market valuations of its assets and Limited Partnership Interests.  Accordingly, it takes no position on whether or not the Tender Offer and its purchase price are attractive or unattractive to you from an economic point of view.

                Reef Oil & Gas Partners, L.P., in its capacity as a holder of units of Limited Partnership Interests, has determined that the Tender Offer Price is too low and is rejecting the Tender Offer as it relates to its units.  Enclosed, please find the Schedule 14D-9 filed by the Partnership with the Securities and Exchange Commission on September 4, 2008 (the “14D-9”) in response to the Tender Offer.  The 14D-9 contains certain information about:  (a) the Partnership and the Additional General Partnership and Limited Partnership Interests; (b) the Purchasers; (c) any actual or potential conflicts of interest between the Partnership or its affiliates and (i) the Partnership’s executive officers or managers, or (ii) the Purchasers and their executive officers, directors and affiliates; (d) the recommendation of the Partnership, including its reasons for remaining neutral; and (e) additional information regarding the Tender Offer.

                You are urged to read all the materials carefully, including any Tender Offer materials sent to you by the Purchasers, and to consider all the factors set forth therein before making a decision with respect to the Tender Offer.

Sincerely,

Reef Oil & Gas Partners, L.P., Managing General Partner

/s/ Michael J. Mauceli
Michael J. Mauceli
Manager of the general partner of the Managing General Partner